Mail Stop 3561

March 12, 2008

Peter J. Sodini
Chief Executive Officer
The Pantry, Inc.
P.O. Box 1410
1801 Douglas Drive
Sanford, NC 27331-1410

> **Re:** **The Pantry, Inc.**
> **Form 10-K for Fiscal Year Ended September 27, 2007**
> **Filed November 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2007**
> **Filed February 5, 2008**
> **File No. 0-25813**

Dear Mr. Sodini:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Please describe in adequate detail your practices relating to working capital items and the practice within the convenience store industry. See Item 101(c)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

2. We note your discussion on page 34 of your image refresh program. Please provide a more detailed discussion regarding this program and elaborate on how this program has proven to provide positive year over year comparable store gallon growth.

Results of Operations, page 34

3. Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales for each year. Likewise, where you discuss the increase in comparable store gasoline gallons, please disclose the comparable store gasoline gallons and related revenues for each year. We believe such disclosure would allow investors to better understand the portion of the overall change in net merchandise and gasoline revenue related to comparable stores. Please also consider disclosing comparable store merchandise and gasoline gallons and revenue in Selected Financial Data for each year presented.

Contractual Obligations and Commitments, page 46

4. Please include obligations related to other long-term liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the nature, timing and amount of such obligations excluded from the table. Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 51

5. To the extent material, please present an analysis of the uncertainties involved in applying your critical accounting estimates or the variability that is reasonably likely result from their application over time. In doing so, address how accurate your assumptions and estimates have been historically, how much they have changed historically, and whether they are reasonably likely to change in the future. Also provide an analysis of the sensitivity of your estimates and assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 9A. Controls and Procedures, page 92

6. We note your statement that your "disclosure controls and procedures, however
    well designed and operated, can provide only reasonable, and not absolute,
    assurance that the objectives of the disclosure controls and procedures are met."
    Please revise to state clearly, if true, that your principal executive officer and
    principal financial officer concluded that your disclosure controls and procedures
    are effective at that reasonable assurance level. In the alternative, remove the
    reference to the level of assurance of your disclosure controls and procedures.
    Please refer to Section II.F.4 of Management's Reports on Internal Control Over
    Financial Reporting and Certification of Disclosure in Exchange Act Periodic
    Reports, SEC Release No. 33-8238, available on our website at
    <http://www.sec.gov/rules/final/33-8238.htm>.

Item 10. Directors, Executive Officers and Corporate Governance, page 4

Information about Our Board of Directors, page 4

7. Please provide five years of business experience for each of the directors. For
    example, it is not clear which positions Ms. Richter held during the past five
    years. See Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 7

Summary Compensation Table, page 13

8. Please include narrative disclosure following the summary compensation and
    grants of plan-based awards tables. See Item 402(e) of Regulation S-K. For
    example, you should discuss the material terms of the employment agreements,
    including base salaries, for each of the named executive officers.

Employment Arrangements, page 17

9. Please describe and explain how you determine the appropriate payment and
    benefit levels under the various circumstances that trigger payments or provision
    of benefits upon termination or a change in control. See Item 402(b)(1)(v) and
    402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain
    multiples of the components of compensation under these arrangements and how
    potential payments and benefits under these arrangements may have influenced
    the compensation committee's decision regarding other compensation elements.

Consolidated Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 62

10. We note your disclosure on page 32 that you recorded a one-time after tax charge in the fourth quarter of fiscal 2007 related to a corporate reorganization that eliminated several positions. We also note your disclosure in Note 11 that you have a deferred tax liability relating to a reserve for closed stores. Please provide the disclosures required by SFAS 146 for these activities or tell us why you believe such disclosure is not required.

11. Please revise to disclose income taxes and reclassification adjustments related to other comprehensive income. Refer to paragraphs 18 through 24 of SFAS 130.

Note 1 – Summary of Significant Accounting Policies, page 62

Inventories, page 63

12. So that we may better understand your disclosure, please explain to us in detail your interim period accounting for variances in the volume of gasoline inventory arising from changes in temperature. In doing so, please tell us how you project increases or decreases in inventory based on gallon volume and the extent of variances absorbed into cost of goods sold at the end of each year presented. Also tell us why your interim accounting method results in a better matching of costs to retail sales.

Note 5 – Goodwill and Other Intangible Assets, page 72

13. We note that you are amortizing non-compete agreements over a weighted-average useful life of 22.5 years. Please tell us the factors that support the useful lives assigned to non-compete agreements. Refer to paragraph 11 of SFAS 142.

Note 6 – Long-Term Debt, page 73

14. We note that your senior credit facility contains restrictions on the payment of dividends. Please disclose the pertinent provisions of the restrictive covenants regarding payment of dividends and the amount of retained earnings or net income restricted or free of restrictions. Refer to Item 4-08(e)(1) of Regulation S-X.

Note 12 – Commitments and Contingencies, page 81

15. You state in the second full paragraph on page 82 that you are involved in various legal actions which you do not expect to have a material adverse impact on your business, financial condition or prospects. Please revise to also disclose whether you believe any of these matters are expected to have a material adverse impact on your cash flows and results of operations. Please also disclose whether you have made accruals for these matters and, if material, disclose the dollar amount of any such accruals. If no accrual has been made or if an exposure to loss exists in excess of amounts accrued, please disclose the nature of the contingency and provide an estimate of the possible additional loss or range of loss, if material, or state that such an estimate cannot be made. Refer to paragraphs 8, 9 and 10 of SFAS 5 and FIN 14.

*   *   *

Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director